

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 31, 2023

Andy Jin
CEO
NOCERA, INC.
3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
Xizhi Dist. , New Taipei City 221
Taiwan (R.O.C.)

> **Re: NOCERA, INC.**
> **Form 10-K/A filed September 6, 2023**
> **Correspondence filed October 27, 2023**
> **File No. 1-41434**

Dear Andy Jin:

     We have reviewed your October 27, 2023 response to our comment letter and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Correspondence filed October 27, 2023

Note 23, page F-40

1.   We understand that you are not able to file the required historical and pro forma financial statements for the September 2022 acquisition of Meixin, a food processing and catering company established in 2003. Given that the acquisition is included in your audited December 31, 2022 balance sheet, it appears that the missing information includes an audited Meixin income statement for the year ended December 31, 2021, and an unaudited Meixin income statement for the six months ended June 30, 2022, as well as the corresponding pro forma income statements. The applicable guidance is Article 8-04 of Regulation S-X. See also the analogous guidance in Article 3-05 (b) (4)(iii) of Regulation S-X.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andy Jin